

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3720</u>

December 6, 2006

John H. Pelusi, Jr.
Chief Executive Officer
HFF, Inc.
429 Fourth Avenue, Suite 200
Pittsburgh, PA 15219

Re: **HFF, Inc.**
        Registration Statement on Form S-1
        Filed on November 9, 2006
        File no. 333-138579

Dear Mr. Pelusi:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John H. Pelusi, Jr.
HFF, Inc.
December 6, 2006
Page 2

General

1. Please provide us with copies of your artwork, if any, prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

2. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

Our Mission and Vision Statement

3. The inclusion of your mission statement does not appear required or contemplated by Item 501 or 502 of Regulation S-K. Please revise to relocate this information to another part of your prospectus.

Basis of Presentation
Industry and Market Data
Trademarks

4. Please revise to move these sections to follow your summary disclosure.

5. We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Summary – page 1

6. We note your statement that you are a "leading" provider of commercial real estate and capital markets services to the U.S. commercial real estate industry. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

7. Please revise the final paragraph to briefly describe the nature of the "significant economic interest" many of your transaction individuals have in HFF. We note similar disclosure on page 53, under your "Business" overview.

Independent Objective Advice – page 2

8. We note your statement that you do not currently offer services that could create potential conflicts of interest with your clients. Please advise us how this statement may be reconciled with the fact, noted in "Extensive Cross-Selling Opportunities," that you often provide more than one service in a particular transaction, representing at times, for example, not only the seller of a commercial real estate investment but also the buyer in arranging financing. We note the inclusion of risk factor disclosure on page 16 with respect to your position as advisor to both buyer and seller in certain instances.

Selected Risk Factors – page 3

9. Please also briefly address other key risks associated with buying shares of HFF Class A common stock, including the extent to which HFF Holdings will control HFF, Inc. subsequent to the reorganization, the multiple tax benefits that will redound to HFF Holdings going forward, including but not limited to the potential funding of tax obligations, and the significant costs associated with becoming a public company.

Organizational Structure – page 4

10. To enable readers to more readily understand the reorganization you will effect prior to the closing of the offering, and the manner in which you have historically operated, please revise to include graphic disclosure of your current organizational structure.

11. Please revise to indicate with some specificity who the "individual members" are and the nature of their interest in HFF Holdings LLC.

12. To enable readers to more readily understand your post-organizational structure, please revise to include the disclosure presently found in Footnote "b" as part of your graphic disclosure. Likewise, please include disclosure regarding the operating committee appointed by HFF Holdings that will direct Holliday GP.

13. Please revise to explain the significance of the broken dotted lines surrounding the LPs in the lower level of the diagram.

The Offering – page 6

Use of Proceeds – page 6

14. We note that HFF Holdings will use a portion of the sale proceeds to repay all
    outstanding borrowings under HFF LPs credit agreement. Please revise to clarify
    whether this figure represents all, or substantially all, of the proceeds HFF
    Holdings will receive from HFF, Inc.

Risk Factors – page 13

If HFF, Inc was deemed an "investment company" under the Investment Company Act of
1940 as a result of its ownership of the Operating Partnerships, applicable restrictions
could make it impractical for us to continue our business as contemplated and could have
a material adverse effect on our business., page 20

15. Please revise to provide us with your analysis regarding your status as an
    investment company under the 1940 Act. Upon review, we may have further
    comment. Please advise us whether you intend to obtain an opinion of counsel in
    this regard.

Dilution – page 30

16. Please revise to disclose the dilution shareholders will experience if the
    underwriters exercise their option to purchase additional shares.

Pro forma Financial Information, page 31

17. Disclose how you will account for the purchase of shares of Holiday GP and
    partnership units in each of the Operating Partnerships with proceeds from the
    offering. We note that the disclosure of the Reorganization Transactions at page
    26 indicates there will be a basis step-up derived from the sale of HFF Holdings'
    interests in the Operating Partnerships. Also disclose how you will account for
    the tax receivable agreement between HFF, Inc and HFF Holdings entered into as
    part of the reorganization. In your letter responding to these comments, please
    discuss the accounting literature you considered in determining the appropriate
    accounting treatment.

Notes to Pro Forma Consolidated Balance Sheet, page 36

18. Separately disclose the amounts attributed to adjustments a. and b. in the notes or
    on the face of the pro forma balance sheet.

Liquidity and Capital Resources – page 48

19. Please revise to quantify all material short-term liquidity requirements.
Further, provide similar disclosure regarding all material long-term
liquidity requirements. Revise to provide greater clarity regarding the
nature and timing of your financing needs after the next twelve months.
In doing so, you should address your ability to satisfy your contractual
obligations due after one year. Also provide a more detailed analysis of
the factors contributing to the variability and uncertainties of cash
flows.

20. We note that you intend to negotiate with Bank of America and Red Capital, Inc.
to maintain current lines of credit and financing. Please revise to clarify how you
will finance working capital needs if you are unsuccessful in securing new credit
facilities on favorable terms.

21. Please revise to clarify whether the referenced $20 million undrawn line of credit
available refers to the Bank of America credit facility referenced in paragraph 3,
page 48. Please also clarify whether this line of credit will be renegotiated in
connection with the offering.

Critical accounting policies, page 49
Goodwill

22. Please expand the discussion of the evaluation of goodwill for potential
impairment to address the specific uncertainties associated with the methods,
assumptions, or levels of judgment utilized in estimating fair value. You should
also analyze the potential sensitivity of your estimates to change and quantify the
effects where practicable and material. Also identify the reporting unit or units
you use in your evaluation. Please refer to Section V of the Commission
Guidance Regarding Management's Discussion and Analysis of Financial
Condition and Results of Operations in Release No FR-72 for further guidance

Intangible Assets, page 50

23. Please expand the discussion of the valuation of mortgage servicing rights in the
critical accounting policy section of MD&A to provide a more robust discussion
of the uncertainties attributed to each of the significant assumptions and estimates.
Your discussion should provide clear and concise insight into the impact of
changes in each significant assumption on the value of servicing rights. For
example, describe how an environment in which interest rates are increasing
impacts the overall estimated value of the retained mortgage servicing rights.
Also discuss how much the estimates have changed in the past and the impact on
fair value.

Business – page 53

24. Please include the disclosure required by Item 101(a) of Regulation S-K regarding the business history for the past 5 years of the company and its subsidiaries and predecessors.

Management – page 61

Board Composition – page 62

25. Once you have determined your non-employee director compensation, please disclose it in the director compensation section.

Employment Agreements – page 64

26. Please describe the material terms of each named executive officer employment agreement.

Omnibus Incentive Compensation Plan – page 65

27. Please confirm, if true, that to date no awards have been made under the Plan. In the alternative, please update the summary compensation table to reflect the issuance of such shares.

Shares eligible for future sale – page 78

28. Please revise the concluding sentence of paragraph 3 to briefly indicate under what circumstances HFF Holdings' members can waive the contractual provisions concerning the exchangeability of partnership units.

Underwriting, page 83

29. Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by HFF Holdings and your directors and officers before the lock-up period's expiration.

30. You state on page 86 that you will be conducting a directed share program. Please advise in your response letter whether the indemnification provisions between the company and the underwriters permit indemnification if participants in the directed share program renege on their commitments to purchase in the offering after effectiveness.

Financial Statements, page F-1

31. Please include the financial statements of the registrant, HFF Inc., since it will acquire or succeed to the operations of HFF LP and HFF Securities, the Operating Partnerships.

Intangible Assets, page F-11

32. Describe for us the transactions with third-party lenders that result in the recognition of servicing rights at estimated fair value. Also discuss the accounting literature you considered in accounting for these transactions. In addition please compare these transactions to loans originated and sold to FHLMC where servicing rights are recorded based on an allocation of the carrying amount of the loan and the servicing right in proportion to relative fair values at the date of the sale.

33. Please revise the disclosure in the last paragraph of the note on intangible asset to clarify what is meant by a "decline in the level of serviced loans" as an indicator of impairment.

Exhibits

34. Please file all remaining exhibits as soon as possible, including your underwriting agreement and the forms of partnership agreement. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Part II

Item 15—Recent Sales of Unregistered Securities

35. Please revise to indicate the person or class of person to whom you issued one share of common stock. Likewise, please revise to indicate the consideration received. Please refer to Item 701 of Regulation S-K.

Signature page

36. Please specify, by parenthetical next to the officer's title, which officer is signing in the capacity of your principal accounting officer or controller.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-

Advisor, at (202) 551-3415, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 with any other questions.

                                        Sincerely,

                                        Michele Anderson
                                        Branch Chief

cc: James A. Lebovitz, Esq. (via facsimile)
        Dechert LLP